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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
18181
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 N

(No. and Street)

Palm Harbor	FL	34684
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra J Nobile 727-942-5210

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EXEMPT

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Debra J Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

~~Notary~~ Public

NANCY BRADY
MY COMMISSION # FF929616
EXPIRES October 21, 2019
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check ~~all~~ applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Golf Host Securities, Inc
Profit & Loss Statement
For the Twelve Months Ending December 31, 2018

01/25/19
12:12 PM

Current Month				Description	Year-To-Date			
Actual	%	Last Yr	%		Actual	%	Last Yr	%
				Revenue				
$19,445	0%	$25,797	0%	Commissions Other	$485,374	0%	$427,952	0%
19,445	0%	25,797	0%	Total Income	485,374	0%	427,952	0%
				Payroll & Related Expenses				
12,623	0%	12,403	0%	Salaries and Wages	162,212	0%	148,803	0%
1,345	0%	5,422	0%	Incentive	79,607	0%	72,585	0%
3,438	0%	1,087	0%	Payroll Taxes & Emp Benefits	50,672	0%	49,777	0%
17,406	0%	18,912	0%	Total Payroll & Related Expenses	292,491	0%	271,165	0%
				Expenses				
0	0%	694	0%	Advertising - Direct mail	2,568	0%	1,664	0%
0	0%	0	0%	Advertising - Display/Directory	207	0%	69	0%
275	0%	0	0%	Advertising - Newspapers	425	0%	586	0%
0	0%	100	0%	Contract Services	0	0%	2,471	0%
0	0%	0	0%	Brochures & Collateral	69	0%	0	0%
249	0%	366	0%	Dues & Subscriptions	2,794	0%	5,638	0%
0	0%	154	0%	Equipment Rental	1,538	0%	1,077	0%
125	0%	125	0%	Licenses & Permits	2,033	0%	1,910	0%
97	0%	128	0%	Miscellaneous	1,218	0%	2,283	0%
93	0%	297	0%	Office Supplies	1,830	0%	2,142	0%
392	0%	(193)	0%	Postage & Courier	1,637	0%	(1,007)	0%
23	0%	44	0%	Printing & Stationery	799	0%	769	0%
80	0%	75	0%	Professional Fees	936	0%	1,697	0%
70	0%	0	0%	Public Relations	2,166	0%	2,297	0%
199	0%	120	0%	Telephone	1,983	0%	1,692	0%
0	0%	197	0%	Travel - Meals & Entertainment	0	0%	262	0%
0	0%	78	0%	Travel Expense	367	0%	496	0%
1,603	0%	2,185	0%	Total Expenses	20,570	0%	24,046	0%
				Fixed Expenses				
2,583	0%	2,583	0%	Rent	31,000	0%	31,000	0%
368	0%	378	0%	Insurance - Liability	4,487	0%	5,726	0%
1,038	0%	581	0%	Depreciation	1,038	0%	581	0%
3,989	0%	3,542	0%	Total Fixed Expenses	36,525	0%	37,307	0%
(3,553)	0%	1,158	0%	Income before Interest & Taxes	135,788	0%	95,434	0%
				Interest Capital & Other				
(3,553)	0%	1,158	0%	Net profit	135,788	0%	95,434	0%

Salamander Innisbrook Securities
For the Twelve Months Ending December 31, 2018
Statement of Cash Flow

01/25/19
12:09 PM

	01/31/18	02/28/18	03/31/18	04/30/18	05/31/18	06/30/18	07/31/18	08/31/18	09/30/18	10/31/18	11/30/18	12/31/18	12/31/18
Cash Flows from Operating Activities:													
Net Income (Loss)	$25,346	$26,046	($11,495)	($19,288)	$23,080	$28,515	$33,410	$14,541	($2,213)	$27,850	($6,451)	($3,553)	$135,788
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:													
Depreciation and Amortization	0	0	0	0	0	0	0	0	0	0	0	1,038	1,038
(Increase)/Decrease in Inventories	(768)	70	70	70	70	70	70	70	70	70	(730)	70	(800)
(Increase)/Decrease in Prepaid Expenses	693	694	693	(99)	593	(1,494)	752	(3,676)	742	742	(276)	742	(4,703)
(Increase)/Decrease in Other Assets	31,223	19,343	(39,899)	21,942	30,468	(66,583)	30,043	(20,954)	35,204	(66,574)	33,122	(1,266)	21,240
Increase/(Decrease) in Accounts Payable	(127)	0	87	822	(909)	0	0	973	(226)	(747)	0	0	0
Increase/(Decrease) in Accrued Expenses	2,867	668	1,052	1,002	(101)	5,398	(1,257)	7,347	(12,546)	453	576	439	10,124
Net Cash Provided by (Used in) Operating Activities	**59,235**	**46,820**	**(49,492)**	**4,450**	**53,201**	**(34,094)**	**63,018**	**(1,699)**	**21,030**	**(38,206)**	**26,240**	**(2,531)**	**162,687**
Cash Flows from Investing Activities:													
Additions to Property & Equipment	(746)	0	0	0	(725)	0	0	0	0	0	0	0	(6,992)
Net Cash Provided by (Used in) Investing Activities	**(746)**	**0**	**0**	**0**	**(725)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(6,992)**
Cash Flows from Financing Activities:													
Capital Contributions	0	0	0	0	0	0	0	0	0	0	0	0	60,437
Net Cash Provided by (Used in) Financing Activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**60,437**
Increase/(Decrease) in Cash	**58,489**	**46,820**	**(49,492)**	**4,450**	**52,476**	**(34,094)**	**63,018**	**(1,699)**	**21,030**	**(38,206)**	**26,240**	**(2,531)**	**216,132**
Cash at Beginning of Period	**244,818**	**303,400**	**350,314**	**300,916**	**305,459**	**358,028**	**324,028**	**387,139**	**385,534**	**406,657**	**368,545**	**394,879**	**392,442**
Cash at End of Period	**303,400**	**350,314**	**300,916**	**305,459**	**358,028**	**324,028**	**387,139**	**385,534**	**406,657**	**368,545**	**394,879**	**392,442**	**392,442**

Golf Host Securities, Inc.
Balance Sheet
December 31, 2018

01/25/19
12:08 PM

	12/31/18	12/31/17
Assets		
Cash Account	$392,442	$244,818
Accounts Receivable	0	0
Inventory	800	0
Prepaid Expenses	4,703	4,808
InterCompany	(21,240)	(15,171)
Deposits	0	0
Property Plant & Equipment	1,361	927
Deferred Expenses	463	1,587
Total Assets	378,528	236,969
Liabilities		
Accounts Payable	0	127
Accrued Liabilities	10,124	4,226
Other Current Liabilities	0	0
Notes Payable - Short term	0	0
Notes Payable - Long Term	0	0
Total Liabilities	10,124	4,352
Owner's Equity		
Owner's Contributions	60,437	60,437
Owner's Withdrawals		
Retained Earnings	172,179	76,746
Retained Earnings Current Year	135,788	95,433
Total Owner's Equity	368,405	232,617
Total Liabilities and Owner's Equity	378,528	236,969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Hosts

MAR 30 1988

R. L. AKIN

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.